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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 8
                               TO SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         QUICKTURN DESIGN SYSTEMS, INC.

                           (Name of Subject Company)

                          MENTOR GRAPHICS CORPORATION
                                   MGZ CORP.

                                   (Bidders)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE

                       (including the Associated Rights)

                         (Title of Class of Securities)

                                   74838E102

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                WALDEN C. RHINES
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          MENTOR GRAPHICS CORPORATION
                            8005 S.W. BOECKMAN ROAD
                         WILSONVILLE, OREGON 97070-7777
                                 (503) 685-1200

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

         JOHN J. HUBER, ESQ.                   CHRISTOPHER L. KAUFMAN, ESQ.
           LATHAM & WATKINS                          LATHAM & WATKINS
    1001 PENNSYLVANIA AVENUE, N.W.                    75 WILLOW ROAD
         WASHINGTON, DC 20004                  MENLO PARK, CALIFORNIA 94025
            (202) 637-2200                            (650) 328-4600

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    MGZ Corp., a Delaware corporation ("Purchaser"), and Mentor Graphics
Corporation, an Oregon corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 filed on August 12, 1998 (the "Statement"), as amended, with respect to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $.001 per share, of Quickturn Design Systems, Inc., a Delaware corporation, for a purchase price of $12.125 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 8. Capitalized terms used herein and not defined have the meanings ascribed to them in the Statement.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    On September 14, 1998, the Company filed Amended and Supplemental Counterclaims (the "Amended Counterclaims") in a federal securities action pending before the United States District Court for the District of Delaware (the "District Court") requesting a temporary restraining order and challenging Parent's press release of September 11, 1998 regarding Parent's call of the Special Meeting of the Company stockholders to, among other things, replace the Company Board. The Company alleged that Parent's press release was false and misleading and that it failed to state the factors affecting Parent's ability to proceed with the Special Meeting on October 29, 1998 rather than a later date. The Company's Amended Counterclaims asserted that the Special Meeting "could be held only at a time and date set by the directors of Quickturn, which under the Bylaws would have to be between December 10, 1998 and December 20, 1998 (i.e., 90 to 100 days after holders purportedly requested such a meeting)." In seeking a temporary restraining order, the Company sought to require Parent to make additional disclosure and to prohibit Parent from soliciting proxies for two weeks after the requested disclosure.

    On September 16, 1998, the District Court denied the Company's request for a temporary restraining order.

    Representatives of Parent and its financial and legal advisors have made and intend to continue to make attempts to arrange a meeting with representatives of the Company and its financial and legal advisors to discuss the acquisition of the Company by Parent.

    While Parent has selected October 29, 1998 as the date of the Special Meeting based on its understanding of the Company's Bylaws prior to August 21, 1998, the date of the Special Meeting will be resolved based on the rulings of the federal and state courts. Proceedings regarding and disclosure concerning Parent's claim as to the invalidity of the Company Board's amendment to Section
2.3 of the Company's Bylaws purportedly adopted on August 21, 1998, the hearings for which are scheduled to be held before the Delaware state and federal courts in October 1998, could result in a delay of the Special Meeting until after the dates specified by Parent and the Company.

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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
Dated: September 17, 1998       MENTOR GRAPHICS CORPORATION

                                By:  /s/ Gregory K. Hinckley

                                Name: Gregory K. Hinckley

                                Title: Executive Vice President, Chief Operating
                                     Officer and Chief Financial Officer

                                MGZ CORP.

                                By:  /s/ Gregory K. Hinckley

                                Name: Gregory K. Hinckley

                                Title: Secretary and Chief Financial Officer
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